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July 6, 2021 VIA EDGAR Mr. Alan Campbell Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission	Düsseldorf	San Diego
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100 F Street N.E.

Washington, D.C. 20549

Re:	Icosavax, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed June 21, 2021

CIK No. 0001786255

Dear Mr. Campbell:

We are in receipt of the Staff’s letter dated June 30, 2021 with respect to the above-referenced confidential Amendment No. 1 to the draft Registration Statement (the “DRS”). We are responding to the Staff’s comments on behalf of Icosavax, Inc. (“Icosavax” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comment and updating the DRS.

The Company’s response sets forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1 and revised disclosure. We further note that your planned clinical trial of IVX-A12 assumes (i) the successful completion of your trial of IVX-121, (ii) favorable preclinical data for IVX-241 and (iii) FDA acceptance of your IND. Accordingly, the date you expected date for initiating your clinical trial of IVX-A12 is highly speculative, please refrain from making a specific prediction. You may state, that you plan to commence your clinical trial of IVX-A12 following the successful completion of your clinical trial of IVX-121, preclinical studies of IVX-241 and the submission of an IND for IVX-A12.

Icosavax’s Response: The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s comment to remove references to the date it expects to initiate the clinical trial of IVX-A12.

July 6, 2021

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Suzanne Hayes, Securities and Exchange Commission
Julie Sherman, Securities and Exchange Commission
Brian Casio, Securities and Exchange Commission
Adam Simpson, Icosavax, Inc.
Cheston Larson, Latham & Watkins LLP
Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP
Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP